Suzanne D. Snapper
Chief Financial Officer
27101 Puerta Real, Suite 450
Mission Viejo, California 92691
direct line (949) 540-1230
direct fax (949) 540-3003
ssnapper@ensigngroup.net
November 5, 2010
Via EDGAR, Facsimile and Express Courier
Mr. Larry Spirgel
Assistant Director—Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Facsimile: (703) 813-6986

Re:	The Ensign Group, Inc. Form 10-K for fiscal year ended December 31, 2009 Filed February 17, 2010 File No. 001-33757
Dear Mr. Spirgel:
This letter sets forth the detailed responses of The Ensign Group, Inc. and its independent subsidiaries (“we”, “our” or the “Company”) to the Staff’s comments of October 25, 2010, with respect to our Annual Report on Form 10-K for the year ended December 31, 2009, and our Definitive Proxy Statement filed on Schedule 14A incorporated by reference. In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Securities and Exchange Commission as correspondence through EDGAR. We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filings.
Form 10-K for fiscal year ended December 31, 2009
Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference
Compensation Discussion and Analysis, page 13
1.
We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

COMPANY RESPONSE:
The Company advises the Staff that its management conducted a review of the Company’s compensation policies and practices for employees to evaluate whether risks arising from these policies and practices were reasonably likely to have a material adverse effect on the Company. In performing this review, input was received from our management team, including representatives from the Company’s accounting, operations and legal functions, our external legal counsel and our compensation consultant. This process included:

Mr. Larry Spirgel
November 5, 2010

•	a review of our compensation programs;
•	the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature;
•	the identification of business risks that these programs could potentially encourage;
•	the identification of factors that mitigate these risks; and
•	an analysis of the potential effects on the Company of any unmitigated risks as a whole.
Following this review, management presented its findings to the Compensation Committee of the Board of Directors (the “Compensation Committee”) in connection with the Compensation Committee’s review of the Company’s Definitive Proxy Statement relating to our 2010 Annual Meeting of Stockholders. We reviewed all of our compensation programs and paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs.
We concluded that the Company’s compensation policies and practices for employees did not give rise to risks that were reasonably likely to have a material adverse effect on the Company. This conclusion was based principally on the following factors:
•	The Company discourages excessive risk taking by its employees by establishing compensation policies and programs that balance short-term incentives with long-term growth.
•
Annual and short-term cash bonuses are based on multiple performance metrics that are consistent with our long-term goals. In particular, annual bonuses are based on the achievement of certain financial performance goals tied to the Company’s overall performance and individual performance goals such as positive survey results, high clinical quality standards, positive patient feedback and feedback from other employees. The Company believes that this balanced approach discourages risk-taking that focuses excessively on short-term profits at the sacrifice of our long-term health.

•
Management or the Compensation Committee, as applicable, generally has discretion to adjust annual incentive compensation upward or downward for quality of performance or other factors other than the Company’s financial performance. For example, the Compensation Committee has, in the past, awarded bonuses that were less than the bonus amount resulting from the predetermined formula it establishes as a result of not achieving the Company’s goals regarding clinical performance.

•
Our long-term equity incentive awards are designed to directly align the interests of our employees with long-term stockholder interests. The Company encourages long-term performance by our executives and employees at every level in the organization through the use of stock-based awards with multi-year vesting schedules. The Company believes that long-term performance is achieved through an ownership culture and that equity incentive awards reward performance without incentivizing inappropriate risk taking.

•
Our Compensation Committee adopted a “clawback” policy that allows our Board to recover performance-based compensation paid to our executives and the presidents of the Company’s subsidiaries in certain circumstances where there has been a restatement of the Company’s financial results or where subsequent events diminish the performance metrics, including clinical results, upon which the prior incentive payments were based.

•	The Company periodically benchmarks its compensation programs and overall compensation structure to be consistent with companies in the skilled nursing industry.
•	The Compensation Committee oversees our compensation policies and practices and is responsible for reviewing and approving compensation of the Company’s executive officers.

Mr. Larry Spirgel
November 5, 2010

Based on the assessment described above, the Company determined that no disclosure was required under Item 402(s) of Regulation S-K in its 2010 Proxy Statement because management and the Compensation Committee do not believe the risks arising from its compensation policies and practices for employees are reasonably likely to have a material adverse effect on the Company.
2.
We note your disclosure that the Compensation Committee exercises discretion in the allocation of the annual cash bonus amounts awarded to the individual named executive officers. Also, we note the Compensation Committee has, at times, awarded bonuses that were less than the bonus pool resulting from the predetermined formula. Therefore, in future filings and when applicable, please identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all cash incentive bonus awards subject to the relevant performance goals or objectives. See Item 402(b)(2)(vi) of Regulation S-K.

COMPANY RESPONSE:
The Company agrees to expand its discussion in future filings regarding any particular exercise of discretion by the Compensation Committee with respect to annual cash bonus awards that, collectively, are less than the bonus pool resulting from the objective formula it uses to determine the bonus pool amount. When applicable, the Company will identify in Compensation Discussion and Analysis, Principal Economic Elements of Executive Compensation, Annual Cash Bonuses of its Annual Report on Form 10-K or its Proxy Statement, as applicable, instances where the Compensation Committee awards annual cash bonuses to our named executive officers that are greater than or less than the bonus pool amount. Specifically, the Company will indicate the factors the Compensation Committee considered in exercising such discretion and whether such adjustment applied to one or more of our named executive officers that participate in our executive incentive program.
The Company notes that it disclosed on page 15 of its Proxy Statement that, “Based on the predetermined formula, the bonus pool for 2009, taking into account a negative adjustment for the Company’s clinical performance of $112,473, was $1,494,278.” The Company agrees to continue to focus on such disclosure and to enhance such disclosure with additional information about any factors, including the Company’s goals for clinical performance, that the Compensation Committee uses in making its allocation decisions and how such factors applied to the awards that are subject to the applicable performance goals and objectives.
3.
We note you include disclosure on page 14 related to the objective formula established by the Compensation Committee for the 2009 annual executive cash incentive bonus pool. In future filings, if applicable, please also include the formula associated with the short-term cash bonus amounts awarded to the Presidents of the Company’s portfolio companies. In addition, disclose who establishes the formula.

COMPANY RESPONSE:
The Company agrees, when applicable, to expand its discussion of the financial measurements used in determining the short-term cash bonuses paid to the presidents of its subsidiaries in its future filings. The Company notes that the short-term cash bonuses are discretionary and that the financial measurements set forth in the formula are part of a multi-factor determination that is designed to reward the presidents that, in management’s view, have contributed to the achievement of the Company’s financial and clinical objectives. The clinical measures are largely discretionary and include positive survey results and positive patient and resident feedback. These bonuses are also subject to a clawback in certain circumstances where there has been a restatement of the Company’s financial results or where subsequent events diminish the performance metrics, including clinical results, upon which the bonuses were based.

Mr. Larry Spirgel
November 5, 2010

The Company also notes that, unlike in the case of our executive bonus pool, the criteria used to determine the amounts of these bonuses, including the annual income before provision for income taxes (“EBT”) targets and the percentage bonus amount that corresponds with such targets, are unique to each subsidiary as each subsidiary differs in size, geography and maturity. More specifically, certain of our subsidiaries have been operating the majority of their facilities in their portfolio for many years while others have several newly acquired facilities in their portfolio that are still in the transition process. In addition, management considers the historical performance of each subsidiary in establishing the baseline EBT target and makes it increasingly more difficult for current presidents to earn the same bonus each year. As a result, there is significant variation in EBT for each subsidiary and in EBT growth targets used to calculate the presidents’ bonuses. Accordingly, the Company believes that the specific EBT targets for each president, the majority of which are not executive officers, and the corresponding bonus amount would be confusing and that such information is not required.
Notwithstanding the foregoing, however, the Company acknowledges that more information regarding the formula used by management to calculate the president’s short-term cash bonuses would enhance the Company’s disclosure regarding the use of EBT targets and how the achievement of such targets would translate into a cash bonus. The Company will include additional disclosure regarding the average EBT growth targets for all of our subsidiaries and the corresponding bonus percentages. In future filings, the Company will revise its Compensation Discussion and Analysis, Principal Economic Elements of Compensation for Presidents of Our Six Portfolio Companies, Short-Term Cash Bonuses of its Annual Report on Form 10-K or its Proxy Statement, as applicable, to include, in accordance with the Staff’s comments, disclosures similar to the following:
Short-Term Cash Bonuses.
Presidents of our subsidiaries may earn cash bonuses by meeting clinical and financial measurements for their respective subsidiary. We establish a cash bonus program each year, pursuant to which the presidents of each of our subsidiaries may earn annual bonuses based upon their respective portfolio company’s income before provision for income taxes. The amount of these bonuses increases as the respective subsidiary achieves certain targets in excess of a baseline measurement of annual income before provision for income taxes and such bonuses are not subject to a cap.
Unlike our executive bonus pool, the criteria used to determine the amounts of these bonuses, including the earnings targets and the percentage bonus amount that corresponds with such targets, are unique to each subsidiary as each subsidiary differs in size, geography and maturity. More specifically, certain of our subsidiaries have been operating the majority of their facilities in their portfolio for many years while others have several newly acquired facilities in their portfolio that are still in the transition process. In addition, management considers the historical performance of each subsidiary in establishing the baseline earnings target and requires increasingly better performance for presidents to earn the same bonus each year. As a result, there is significant variation in annual income for each subsidiary and in the growth targets used to calculate the presidents’ bonuses. In the first quarter of each year, management presents to the Compensation Committee the objective formula establishing the amount, if any, that will be payable to the presidents of our subsidiaries. The formula below is an illustration of the average growth targets for all of our subsidiaries and the corresponding bonus calculation used in determining the cash bonus for the applicable president:

Mr. Larry Spirgel
November 5, 2010

Average Percentage Changes In
Annual Income Before Provision For Income
Taxes (“EBT”) For All Subsidiaries For 2010	Bonus Amount

Baseline EBT Target	$0

Increase Over Baseline EBT Target of 25.9%	Amount of EBT in Excess of
Baseline EBT Target * 2.5%

Increase Over Baseline EBT Target of 44.7%	Amount of EBT in Excess of Prior
EBT Target * 5%

Increase Over Baseline EBT Target of 69.1%	Amount of EBT in Excess of Prior
EBT Target * 7.5%

Increase Over Baseline EBT Target of 93.6%	Amount of EBT in Excess of Prior
EBT Target * 10%

Increase Over Baseline EBT Target of 124.9%	Amount of EBT in Excess of Prior
EBT Target * 12.5%

Increase Over Baseline EBT Target of 156.1%	Amount of EBT in Excess of Prior
EBT Target * 15%

Increase Over Baseline EBT Target of 192.1%	Amount of EBT in Excess of Prior
EBT Target * 17.5%

Increase Over Baseline EBT Target of 210.3%	Amount of EBT in Excess of Prior
EBT Target * 20%
These short-term cash bonuses are discretionary and the financial measurements set forth in the formula are part of a multi-factor determination that is designed to reward the presidents that, in management’s view, have contributed to the achievement of the Company’s financial and clinical objectives. The clinical measures that management considers include factors such as the president’s contribution to achieving positive survey results, and positive patient and resident feedback. Management also reviews and considers feedback from other employees regarding the president’s performance. These bonuses are also subject to a clawback in certain circumstances where there has been a restatement of the Company’s financial results or where subsequent events diminish the performance metrics, including clinical results, upon which the bonuses were based. For their performance during the 2010 fiscal year, we paid the six presidents of our six principal portfolio companies an aggregate of approximately $ million in cash bonuses, compared to an aggregate of approximately $1.3 million paid to the six presidents for the 2009 fiscal year.
The Company believes that this enhanced disclosure, including disclosures regarding the amounts actually paid to the presidents of its subsidiaries for the applicable fiscal year and the previous fiscal year, would improve our disclosure and would be consistent with the requirements of Rule 402 of Regulation S-K.

Mr. Larry Spirgel
November 5, 2010

Lastly, in its future filings, the Company will disclose that management presents to the Compensation Committee the objective formula that establishes the amount, if any, that will be payable to the presidents of our subsidiaries. Consistent with the foregoing, the Company will add a statement indicating that management establishes this formula and that such formula is presented to the Compensation Committee in Compensation Discussion and Analysis, Principal Economic Elements of Compensation for Presidents of Our Six Portfolio Companies, Short-Term Cash Bonuses of its Annual Report on Form 10-K or its Proxy Statement, as applicable.
ACKNOWLEDGMENT
As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Suzanne D. Snapper, the Company’s Chief Financial Officer, at (949) 487-9500.

Sincerely,
/s/ Suzanne D. Snapper
Suzanne D. Snapper
Chief Financial Officer

cc:	Christopher R. Christensen, Chief Executive Officer Gregory K. Stapley, Executive Vice President Beverly B. Wittekind, Vice President & General Counsel Chad A. Keetch, Counsel